SECURITIE 12014341 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dexia Securities USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Mauro (212) 605 - 3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We Anthony Mauro and Tom Ceusters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dexia Securities USA, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Anthony Mauro, Chief Financial Officer

Title

Signature

Tom Ceusters, President

Title

MARIA D O'SULLIVAN
Notary Public - State of New York
NO. 01OS6122174
Qualified in Queens County
My Commission Expires 4/11/13

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dexia Securities USA, LLC
Statements of Financial Condition
December 31, 2011 and 2010

Assets

	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 757,944	$ 928,760
Receivable from third party	—	25,251
Prepaid expenses	22,930	—
Total assets	**$ 780,874**	$ 954,011

Liabilities and Member's capital

	December 31, 2011	December 31, 2010
Accrued liabilities	$ 409,679	$ 627,381
Total liabilities	409,679	627,381
Member's capital	371,195	326,630
Total liabilities and Member's capital	**$ 780,874**	$ 954,011

The accompanying notes are an integral part of this financial statement.

1. Description of Business/Background

Dexia Securities USA, LLC (the "Company" or "Dexia US LLC") consists of a project finance advisory practice targeting domestic and foreign entities in the North American Power Industry. The Company provides mergers and acquisitions advisory, project finance advisory, and strategic advisory services.

A member of a limited liability company is not liable for the debts, obligations, or other liabilities of a limited liability company for reason of being such a member.

During 2008, the Company became a registered securities Broker Dealer with the Securities and Exchange Commission (the "SEC"). The Company does not maintain any customer accounts.

The Company changed its name from Dexia Global Structured Finance, LLC to Dexia Securities USA, LLC effective June 15, 2011.

The Company is a wholly-owned subsidiary of Dexia Credit Local, a French Corporation (the "Parent") which is part of the Dexia Group, listed on the stock-exchanges in Brussels and Paris. The Parent acquired its interest in the Company on June 22, 2011, from Dexia Holdings, Inc., which is also part of the Dexia Group.

2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents represent interest bearing demand deposits. The Company considers such investments with original maturities of three months or less, when acquired, to be cash equivalents.

The Company maintains all of its cash balances with one financial institution, which at times may exceed the $100,000 federally-insured limit (limit temporarily increased to $250,000 through December 31, 2013). The Company has not experienced any losses in such accounts. Cash and cash equivalents exceeding federally-insured limits totaled $517,528 as of December 31, 2011, and $732,542 as of December 31, 2010.

2. Summary of Significant Accounting Policies (cont'd)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years.

	Estimated Useful Life
Furniture, fixtures and equipment	10 years
Computer equipment and software	3 years

Revenue Recognition

Advisory fees, which are non-refundable, are recognized when the contract is signed and success fees are recognized at the completion of the contract. Expenses are recognized as incurred.

Income Taxes

No provision for Federal income taxes is required, as the results of operations of the Company are included in the individual tax returns of its member. Accounting standards related to accounting for uncertainty in income taxes apply to all entities, including pass through entities such as the Company. These standards provide guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009, and 2010. Management has concluded that there is no impact on the Company's financial statements as a result of these standards.

Fair Value of Financial Instruments

All financial assets and liabilities are carried at fair value.

3. Property and Equipment

Property and equipment consist of the following as of December 31, 2011 and 2010:

Furniture, fixtures and equipment	**$ 76,932**
Computer equipment and software	**5,794**
	82,726
Less accumulated depreciation	**(82,726)**
	$ 0

Depreciation expense for the years ended December 31, 2011 and 2010 was $0.

4. Bonuses

The Company incurred bonus expenses of $45,000 and $305,000 for the years ended December 31, 2011 and 2010, respectively. Bonus expense is recorded under the heading "Compensation and fringe benefits." As of December 31, 2011 and December 31, 2010, the Company accrued bonuses in the amount of $25,000 and $275,000, respectively, included in the Statement of Financial Condition under the line "accrued liabilities."

5. Employees Benefit Plans

All employees are included in a 401(k) plan administered by American Funds. This plan provides that 3% of participants' compensation is matched by the Company, up to $7,000, after meeting certain minimum age and employment requirements. Under the plan, employees are 100% vested with respect to employee contributions. Vesting for employer contributions begins after one year of service and employees are fully vested after five years. Contributions made by the Company under the 401(k) plan during 2011 and 2010 totaled $10,960 and $15,931 respectively.

All employees were also included in the Parent's defined contribution pension plan subject to meeting certain minimum age and employment requirements. Contributions are based on the employee's total annual earnings and years of service. Vesting begins after one year of service and contributions are fully vested after five years. Contributions made by the Company under the plan during 2011 and 2010 were $30,376 and $52,020, respectively.

6. Related Parties Transactions

The company received capital contributions from its parent for $1,100,000 during 2011 and $750,000 during 2010.

In December 2011, the Company entered into an amended Service Level Agreement with Dexia Crédit Local, an affiliate. Under this amended agreement, Dexia Crédit Local charged the Company for the occupation of its office space on Park Avenue in New York (see Note 7) and for services rendered by its personnel in the amount of $132,386 and $95,812 for the years ended December 31, 2011 and 2010, respectively. Accrued liabilities from allocated expenses due to Dexia Credit Local amount to $76,785 and $45,663 for the years ended December 31, 2011 and 2010, respectfully, and are included in accrued liabilities in the statements of financial condition.

7. Commitments and Contingencies

Litigation

The Company was named in 2004 as a defendant in an illegal termination claim in the amount of €0.8 million, or approximately $1.2 million. An employee, who used to represent the Company in Bordeaux, France, alleges the Company violated its employment contract by terminating him. In court ("Prud'Hommes, in Bordeaux, France"), the Company answered denying liability and asserting a number of affirmative defenses. The Company accrued $225,000 as of December 31, 2009, or one year of this employee's salary.

On February 16, 2011, a verdict was issued by the Judge against the company for €141,000, or approximately $200,000. Based on this verdict, the Company reduced the accrual by $25,000 to $200,000 as of December 31, 2010, and has maintained the same accrual for December 31, 2011.

On March 15, 2011, the plaintiff filed an appeal against the decision, and the case is still pending.

Leases

The Company operates from its affiliate's (Dexia Crédit Local) office space on Park Avenue in New York City. The Company has no lease obligation for this office space. Dexia Crédit Local charges the Company on a month-to-month basis for the occupation of this office space. The total office rent expense for each year is $64,315.

8. Major Customers

Respectively, two clients in aggregate accounted for 82% and 81% of the fee income for the years ended December 31, 2011 and 2010, respectively.

9. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent. Any borrowings under this agreement are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no borrowings under this agreement during 2011.

10. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires that a broker dealer at all times maintain sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the broker dealer is required to maintain defined minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $348,265, which was $320,953 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

11. Going Concern

The Company has historically relied on its Parent to meet its cash flow requirements. In March 2012, the Parent decided that it will no longer provide financial support to the Company. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management is weighing options regarding how to proceed as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12. Subsequent Events – Capital Contribution

The Company has evaluated events occurring between December 31, 2011 and March 14, 2012, the date the financial statements were available for issuance.

The Company received a capital contribution in the amount of $600,000 from its parent on January 30, 2012.

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The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

Board of Directors and Member of
Dexia Securities USA, LLC

We have audited the accompanying statements of financial condition of Dexia Securities USA, LLC (formerly, Dexia Structured Finance, LLC) (the "Company") as of December 31, 2011 and December 31, 2010, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As of and for the year ended December 31, 2011, we were unable to obtain a discussion or evaluation from the Company's outside legal counsel of the pending or threatened litigation described in Note 7.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Dexia Securities USA, LLC as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has historically relied on its parent to meet its cash flow requirements, but will no longer be receiving this financial support. These conditions raise substantial doubt about its ability to continue as a going concern. Management is weighing options regarding how to proceed as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WeiserMazars LLP

New York, NY
March 14, 2012

DEXIA SECURITIES USA, LLC
445 PARK AVENUE
NEW YORK, NY 10022

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STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

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